Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AFFYMAX, INC.

        Affymax, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify:

        First:    The name of the corporation is Affymax, Inc.

        Second:    The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was on July 20, 2001.

        Third:    The Board of Directors of this corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Amended and Restated Certificate of Incorporation, as amended (the "Restated Certificate") as follows:

        1.    Article IV.A of the Restated Certificate of this corporation is hereby amended and restated to read in its entirety as follows:

          "A.    Classes of Stock.    This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock which this corporation is authorized to issue is Eighty-Seven Million Four Hundred Seventy-Nine Thousand Nine Hundred Twenty-One (87,479,921) shares. Fifty Million Seven Hundred Fifty-Thousand (50,750,000) shares shall be Common Stock, and Thirty-Six Million Seven Hundred Twenty-Nine Thousand Nine Hundred Twenty-One (36,729,921) shares shall be Preferred Stock, of which: (i) Two Million Three Hundred Thousand (2,300,000) shares shall be designated as "Series A Preferred Stock," (ii) Five Million (5,000,000) shares shall be designated as "Series B Preferred Stock," (iii) Ten Million Six Hundred Nine Thousand Five Hundred Ninety-Two (10,609,592) shares shall be designated as "Series C Preferred Stock," (iv) Sixteen Million Seven Hundred Thousand (16,700,000) shares shall be designated as "Series D Preferred Stock" and (v) Two Million One Hundred Twenty Thousand Three Hundred Twenty-Nine (2,120,329) shares shall be designated as "Series E Preferred Stock. The Common Stock shall have a par value of $0.0001 per share, and the Preferred Stock shall have a par value of $0.0001 per share.

          Upon the effectiveness of this Certificate of Amendment, each issued or outstanding shares of Common Stock of the corporation shall be combined into 0.25 share of Common Stock, each issued or outstanding share of Series A Preferred Stock shall be combined into 0.25 shares of Series A Preferred Stock, each issued or outstanding share of Series B Preferred Stock shall be combined into 0.25 shares of Series B Preferred Stock, each issued or outstanding share of Series C Preferred Stock shall be combined into 0.25 shares of Series C Preferred Stock, each issued or outstanding share of Series D Preferred Stock shall be combined into 0.25 shares of Series D Preferred Stock and each issued or outstanding share of Series E Preferred Stock shall be combined into 0.25 shares of Series E Preferred Stock. No fractional shares shall be issued in connection therewith, and each stockholder otherwise entitled to receive a fractional share shall receive the next lower whole number of shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock, as applicable."

        Fourth:    Thereafter, pursuant to a resolution by the Board of Directors, this Certificate of Amendment was submitted to the stockholders of this corporation for their approval in accordance with the provisions of Section 228 an 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

        In Witness Whereof, Affymax, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 30th day of November, 2006.

AFFYMAX, INC.
By:	/s/ Robert L. Jones
Robert L. Jones Secretary